MEMORANDUM

TO:	Mary A. Cole
FROM:	Katherine A. Corey
DATE:	March 14, 2012
RE:	Partners Group Private Real Estate (Master Fund), LLC (811-22640)
Partners Group Private Real Estate (Institutional), LLC (811-22601)
Partners Group Private Real Estate, LLC (811-22600)
(collectively, the “Funds”)

This memorandum summarizes the comments received from you on February 8, 2012 on the above-referenced filing and the Funds’ responses.

1.	Comment: Because of the name of the Funds, please provide an 80 percent asset test for real estate investments.

Response: The Funds will revise their names as follows:

Partners Group Private RE (Master Fund), LLC

Partners Group Private RE (Institutional), LLC

Partners Group Private RE, LLC

2.	Comment: The private placement memorandums state, “The Master Fund pays the Adviser a monthly Investment Management Fee equal to 1.25% on an annualized basis of the greater of (i) the Master Fund’s net asset value and (ii) the Master Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Master Fund that have not yet been drawn for investment.” (Emphasis added.) The staff is concerned that an investor would not be able to quantify the possible investment management fee of its investment. Please add disclosure to the investment management agreement defining commitments. Please also quantify the investment management fee by adding, for example, a statement to the effect that the investment management fee would never be higher than a specific percentage.

Response: The investment management agreement will clarify the definition of commitments. In addition, the investment manager will enter into an agreement with the Master Fund whereby it will agree to cap the investment management fee so that in no event will the investment management fee exceed 1.50% as a percentage of Master Fund’s net asset value.

3.	Comment: If the Funds incur fees/expenses in connection with the direct ownership in real estate and management of properties, please disclose such fees/expenses in the fee table.

Response: The Funds’ respectfully decline to include such fees/expenses in the fee table. Form N-2 provides that: “Other Expenses” include all expenses (except fees and expenses reported in other items in the table) that are deducted from the Registrant’s assets and will be reflected as expenses in the Registrant’s statement of operations. The operating expenses of these properties will not be included in the Funds’ statement of operations and therefore should not be included in the fee table.

4.	Comment: Please state that the Funds currently do not have an independent lead director.

Response: The Funds’ will modify the statements of additional information to include the requested disclosure.

5.	Comment: You indicated in response to our initial comments that it is not anticipated that the Master Fund will offer to repurchase its units. However, the private placement memorandums seem to imply that the Master Fund will conduct repurchase offers. Please review and modify as necessary.

Response: The Funds’ will modify the private placement memorandums as necessary.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2996.

Very truly yours, /s/ Katherine A. Corey Katherine A. Corey

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